SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
                          AMENDMENT NO. 3

            Under the Securities Exchange Act of 1934

                       DMI FURNITURE, INC.
                         (Name of Issuer)

                   COMMON STOCK, $.10 PAR VALUE
                  (Title of Class of Securities)

                           233230 10 1
                          (CUSIP Number)

                          Joseph G. Hill
                            Secretary
                       DMI Furniture, Inc.
                         One Oxmoor Place
                         101 Bullitt Lane
                    Louisville, Kentucky 40222
                         (502)426-4351
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                             January 4, 1999
       (Date of Event Which Requires Filing of This Statement)

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .    Donald D. Dreher

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds. . . . . . . . . .. . . .    00, PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   586,483
(8)  Shared voting power. . . . . . . . . . . .         0
(9)  Sole dispositive power . . . . . . . . . .   586,483
(10) Shared dispositive power . . . . . . . . .         0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   586,483

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares . . . . . . . . . . . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   13.2%

(14) Type of reporting person  . . . . . . . . .  IN

     The Reporting Person, Donald D. Dreher, hereby amends Items 3, 5, 6, and 7 of his Schedule 13D with respect to the common stock
("Common Stock") of DMI Furniture, Inc. ("Issuer") as follows:

Item 3.   Sources and Amount of Funds or Other Consideration.

     Under the terms of his employment agreement, Mr. Dreher is entitled to a stock bonus calculated as a percentage of his cash bonus. The value so calculated is to be paid in the form of newly issued shares of Common Stock, based on the closing bid price reported for the Common Stock on the last trading day of the fiscal year. For fiscal 1998, Mr. Dreher earned a stock bonus of 62,879 shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

     On August 17, 1998, Mr. Dreher was issued 1,564 shares of
Common Stock upon his conversion of 782 shares of the Issuer's
Class C Preferred Stock, par value $2.00 per share ("Preferred
Shares").

     On August 29, 1998, the Issuer redeemed all of its outstanding Preferred Shares for $3.00 per Preferred Share in cash in accordance with its Certificate of Incorporation. Mr. Dreher held a total of 44,749 Preferred Shares, which had been convertible into 54,907 shares of Common Stock.

     On January 4, 1999, the Issuer issued Mr. Dreher 62,879 shares of Common Stock as a stock bonus for fiscal 1998 in accordance with the terms of Mr. Dreher's employment agreement. See Item 6. The shares were valued at $2.938 per share, the market price of the Common Stock at the close of trading on August 29, 1998, the last trading day of fiscal 1998.

     Except as noted in the preceding paragraphs, Mr. Dreher has not engaged in any other transactions in the shares of Common Stock or securities convertible into shares of Common Stock during the past sixty days.

    Mr. Dreher beneficially owns 141,390 shares of Common Stock and options to purchase 445,093 shares of Common Stock granted under the Issuer's employee benefit plans. Mr. Dreher has sole voting and dispositive power with respect to these shares. Mr. Dreher is the beneficial owner of a total of 586,483 shares or 13.2% of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Dreher has entered into an employment agreement with the Issuer which expires August 31, 2000, pursuant to which Mr. Dreher serves as Chairman, President and Chief Executive Officer at an annual salary of $275,000 which is reviewed annually. In addition, Mr. Dreher can earn a bonus with respect to each year of his employment payable in newly issued shares of Common Stock having a market value equal to 59.3% of any cash bonus for such year earned by Mr. Dreher pursuant to the formula contained in his employment agreement.

     Mr. Dreher has entered into a severance agreement with the Issuer, which has been automatically renewed through December 31, 2002. The severance agreement provides, among other things, for the payment of certain compensation to him following termination of employment other than for cause after a change in control of the Issuer. The severance agreement is described in greater detail on page 9 of the Issuer's Definitive Proxy Statement dated December 21, 1998, the applicable portions of which are incorporated herein by reference.


Item 7.   Material to be Filed as Exhibits.

     Exhibit 99.1 Extension and Renewal of Employment Agreement as of October 9, 1997 between the Issuer and Donald D. Dreher is incorporated by reference to Exhibit 10(f) to Form 10-K for the fiscal year ended August 29, 1998.

     Exhibit 99.2 Amendment of Employment Agreement and Severance Agreement dated May 19, 1988 with Donald D. Dreher is incorporated by reference to Form 10-K for the fiscal year ended August 28, 1993.

                               SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/Donald D. Dreher

                              Date: January 15, 1999